Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Tuesday Morning Corporation (“Tuesday Morning”) currently consists of 110,000,000 shares, of which (1) 100,000,000 shares are designated as common stock, $.01 par value per share; and (2) 10,000,000 shares are designated as preferred stock, $.01 par value.  As of August 20, 2019, there were 46,647,665 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

      The following summary description of Tuesday Morning's capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to Tuesday Morning's certificate of incorporation and by-laws, filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019.

Common Stock

      Holders of shares of common stock are entitled to one vote for each share held of record on any matter submitted to the holders of common stock for a vote and do not have cumulative voting rights. All shares of common stock outstanding are fully paid and nonassessable. Subject to the rights of the holders of any outstanding shares of preferred stock and any restrictions that may be imposed by any lender to Tuesday Morning, holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors out of legally available funds. In the event of the liquidation, dissolution or winding up of Tuesday Morning, holders of common stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of Tuesday Morning's debts and liabilities and the liquidation preference of any outstanding preferred stock. The shares of common stock are neither redeemable nor convertible, and the holders of common stock have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by Tuesday Morning.

Preferred Stock

      Tuesday Morning's certificate of incorporation authorizes its board of directors, subject to any limitations prescribed by law, to issue shares of preferred stock in one or more series without shareholder approval. Each such series of preferred stock will have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as will be determined by the board of directors. The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of Tuesday Morning's outstanding voting stock.

Delaware Takeover Statute

      Tuesday Morning is not subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an interested shareholder for three years following the date of the transaction on which an interested shareholder became such, unless the interested shareholder attained such status with the approval of the board of directors or the business combination is approved in a prescribed manner, or certain other conditions are satisfied. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested shareholder is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

Limitation on Liability and Indemnification of Officers and Directors

      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, our certificate of incorporation and by-laws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.

      Our certificate of incorporation and by-laws provide that we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to Tuesday Morning, which may include services in connection with takeover defense measures.

Provisions of our Certificate of Incorporation and Bylaws May Impact a Change of Control

Provisions in our certificate of incorporation and bylaws will have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the ability of our Board of Directors to issue shares of our common stock and preferred stock without stockholder approval (subject to applicable NASDAQ requirements);

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a requirement that stockholder meetings may only be called by our President, Chief Executive Officer, the Chairman of the Board or at the written request of a majority of the directors then in office and not our stockholders;

•	a prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the ability of our Board of Directors to make, alter or repeal our bylaws without further stockholder approval; and

•	the requirement for advance notice for nominations for directors to our Board of Directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Transfer Agent and Registrar

      The Transfer Agent and Registrar for our common stock is Computershare, Inc. Its address is 250 Royall Street, Canton, Massachusetts 02021, and its telephone number at this location is (877) 268-3016.